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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM   15

**CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

Commission File Number _____000-17573_____

_____Redwood Mortgage Investors VI_____
(Exact name of registrant as specified in its charter)

_____900 Veterans Blvd, Suite 500, Redwood City, CA 94063_____
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

_____Units of Limited Partnership Interest_____
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

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|---|---|
| Rule 12g-4(a)(1) | ☐ |
| Rule 12g-4(a)(2) | ☒ |
| Rule 12h-3(b)(1)(i) | ☐ |
| Rule 12h-3(b)(1)(ii) | ☒ |
| Rule 15d-6 | ☐ |

Approximate number of holders of record as of the certification or notice date: _____305_____

Pursuant to the requirements of the Securities Exchange Act of 1934 Redwood Mortgage Investors VI has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: _____June 29, 2011_____      By: __/s/ Michael R. Burwell_____
                                                                                                          Michael R. Burwell, President, and Chief Financial
                                                                                                          Officer of Gymno Corporation, General Partner

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(02-08)            **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**